UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

Rio de Janeiro

May 8th, 2018

1Q-2018 Results*:

Derived from unaudited consolidated interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB.

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries, and the presentation currency of the Petrobras Group is the U.S. dollar. Therefore, financial records are maintained in Brazilian reais and income and expenses are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the real appreciates relative to the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the real depreciates relative to the U.S. dollar, the effect is to generally decrease revenues and expenses when expressed in U.S. dollars. In 1Q-2018, the average Brazilian Real depreciated by 3% in relation to U.S. dollar when compared to 1Q-2017. The foreign translation effects on the Company’s results are shown in item VII - Foreign exchange translation effects on results of operations in 1Q-2017.

Gross Profit

Gross profit was US$ 8,254 million in 1Q-2018, a 9% increase compared to US$ 7,563 million in 1Q-2017, mainly due to the increase in Brent prices, which resulted in higher margins of oil exports. In addition, the pricing policy contributed to an increase in oil products margins. There were also higher volumes and margins of natural gas sales. On the other hand, exports and domestic sales volumes of oil products dropped, led by the reduction of oil production and of the domestic demand, and the improvement of Brent prices resulted in higher production taxes. Gross Margin** was 36% in 1Q-2018, in line with 1Q-2017.

Operating income and expenses

Operating income was US$ 5,492 million in 1Q-2018, a 21% increase from US$ 4,538 million in 1Q-2017, mainly due to the gains with sale of Exploration & Production assets (Lapa, Iara and Carcará). Further, 1Q-2018 result was impacted by the increase in sale expenses, derived from the payment of tariffs to the third-party gas pipeline company Nova Transportadora do Sudeste S.A. (NTS), which used to be a subsidiary before the sale in 2Q-2017, and by the losses with the fair value adjustment of the put option acquired to hedge part of oil production.

Net Finance Income (Expense)

The net finance expense was US$ 2,235 million in 1Q-2018 million, a 9% decrease compared to US$ 2,465 million in 1Q-2017 as a result of lower financing expenses, due to prepayment of debt, of foreign exchange gains driven by depreciation of the Brazilian Real against the U.S. dollar over the average positive exposure in U.S. dollar and of foreign exchange gains driven by the depreciation of U.S. dollar against the Pound Sterling over the net positive exposure in Pound Sterling in 1Q-2018.

Net income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was US$ 2,145 million in 1Q-2018, a 51% increase compared to US$ 1,417 million in 1Q-2017. The result improved mainly due to increase in Brent prices and gains with divestments.

Adjusted EBITDA**

Adjusted EBITDA was flat at US$ 7,914 million in 1Q-2018, from US$ 8,030 million in 1Q-2017, mainly as a result of foreign translation effects. The Adjusted EBITDA Margin** reached 34% in 1Q-2018, compared to 37% in 1Q-2017.

Net cash provided by operating activities and Free Cash Flow **

Free cash flow was US$ 4,005 million in 1Q-2018, a reduction of 6% when compared to US$ 4,250 million in 1Q-2017, due to the decrease of the net cash provided by operating activities, mainly as a consequence of the payment of the first installment of the class action settlement and of the premium for contracting put options to protect the price of part of the oil production.

* Additional information about operating results of 1Q-2018 x 1Q-2017, see “Additional Information” item II.

** See definitions of Free Cash Flow, Gross Margin, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Table of Contents

I. Summary Financial Information and Consolidated Economic Indicators

II. Comparison of 1Q-2018 x 1Q-2017 Results

III. Results by Business Segment

a) Exploration and Production

b) Refining, Transportation and Marketing

c) Gas & Power

d) Distribution

IV. Liquidity and Capital Resources

V. Consolidated debt

VI. Reconciliation of Adjusted EBITDA and Reconciliation of Consolidated Adjusted EBITDA by Segment

VII. Foreign Exchange Translation Effects on 1Q-2018 Results of Operations

VIII. Glossary

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

I. Summary financial information and Consolidated Economic Indicators

	US$ million
	Jan-Mar
	2018	2017	(%)
Sales revenues	22,958	21,737	6
Gross profit	8,254	7,563	9
Operating income (loss)	5,492	4,538	21
Net finance income (expense)	(2,235)	(2,465)	9
Consolidated net income (loss) attributable to the shareholders of Petrobras	2,145	1,417	51
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.16	0.11	45
Adjusted EBITDA *	7,914	8,030	(1)
Adjusted EBITDA margin* (%)	34	37	(3)
Gross margin* (%)	36	35	1
Operating margin* (%)	24	21	3
Net margin* (%)	9	7	2

Total capital expenditures*	3,067	3,672	(16)
Exploration & Production	2,757	2,930	(6)
Refining, Transportation and Marketing	182	257	(29)
Gas & Power	65	424	(85)
Distribution	26	23	13
Biofuel	6	6	−
Corporate	31	32	(3)

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.24	3.15	3
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.32	3.17	5
Variation of the period-end commercial selling rate for U.S. dollar (%)	0.5	(2.8)	3

Domestic basic oil products price (U.S.$/bbl)	78.78	72.42	9
Brent crude (U.S.$/bbl)	66.76	53.78	24

Domestic Sales price
Crude oil (U.S.$/bbl)	62.27	50.70	23
Natural gas (U.S.$/bbl)	40.10	36.18	11

International Sales price
Crude oil (U.S.$/bbl)	60.18	46.21	30
Natural gas (U.S.$/bbl)	25.01	19.73	27

Total sales volume (Mbbl/d)
Diesel	668	702	(5)
Gasoline	468	539	(13)
Fuel oil	49	56	(13)
Naphtha	97	165	(41)
LPG	218	224	(3)
Jet fuel	107	101	6
Others	161	164	(2)
Total oil products	1,768	1,951	(9)
Ethanol, nitrogen fertilizers, renewables and other products	63	99	(36)
Natural gas	340	319	7
Total domestic market	2,171	2,369	(8)
Crude oil, oil products and other exports	688	782	(12)
International sales**	269	242	11
Total international market	957	1,024	(7)
Total	3,128	3,393	(8)

*

* See definition of Capital Expenditures, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.

** Sales from operations outside of Brazil, including trading and excluding exports.

ADDITIONAL INFORMATION

II. Results of Operations of 1Q-2018 compared to 1Q-2017

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”. For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of 1Q-2018”.

Sales revenues were US$ 22,958 million in 1Q-2018, a 6% increase (US$ 1,221 million) when compared to US$ 21,737 million in 1Q-2017, mainly due to:

•	Higher export revenues (US$ 490 million), driven by higher international prices of crude oil and oil products, partially offset by the decrease in crude oil volume exported;
•	Higher domestic revenues (US$ 243 million), mainly as a result of:
✓	Higher revenues of natural gas (US$ 280 million), due to higher sales and prices.
✓

Higher oil products revenues (US$ 227 million), mainly reflecting an increase in average realization prices of diesel, gasoline and liquefied petroleum gas in accordance with their price policies, as well as higher prices of other oil products following the increase in international prices. These effects were partially offset by the decrease in oil products sales volume due to drop in market share, mainly for diesel and gasoline, as well as lower sales of naphtha to Braskem.

•	Higher revenues from operations abroad (US$ 488 million) following higher international prices.

Cost of sales was US$ 14,704 million in 1Q-2018, a 4% increase (US$ 530 million) compared to US$ 14,174 million in 1Q-2017, mainly due to:

•	Higher production taxes expenses due to the increase in international prices;
•	Higher crude oil import costs, as a result of increased share of imports on processed feedstock, despite the lower sales volumes;
•	Increased costs from operations abroad, following higher international prices; and
•	Lower oil products import costs, mainly for naphtha and gasoline, as a result of lower sales in the domestic market.

Selling expenses were US$ 1,273 million in 1Q-2018, a 68% increase (US$ 513 million) compared to US$ 760 million in 1Q-2017, mainly due to:

•	Higher transportation charges, due to the payment of tariffs by the use of third parties gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS) in 2Q‑2017; and
•	The increased impairment of trade and other receivables, primarily relating to companies from the electricity sector.

General and administrative expenses were US$ 660 million in 1Q-2018, a 10% decrease (US$ 73  million) compared to US$ 733 million in 1Q-2017, mainly due to lower expenses with outsourced administrative services.

Exploration costs were US$ 136 million in 1Q-2018, a 45% increase (US$ 42 million) compared to US$ 94 million in 1Q-2017, mainly due to provisions related to contractual penalties of local content requirements.

Other taxes were US$ 148 million in 1Q-2018, a US$ 56 million increase compared to US$ 92 million in 1Q-2017, mainly as a result of the Company’s decision to join VAT (ICMS) State Tax Amnesty Programs.

Other income and expenses totaled US$ 392 million in expenses in 1Q-2018, a 68% decrease (US$ 847 million) compared to the US$ 1,239 million in expenses in 1Q-2017, mainly due to:

•	Gain on sale and write-off of assets, mainly driven by the sale of Lapa and Iara fields (US$ 689 million) and by the contingent payment received by the sale of Carcará (US$ 300 million);
•	Compensation for dismissal of Liquigas disposal (US$ 88 million) according to the termination clause within the sale and purchase agreement of this transaction; and
•	Negative variation of the market value of commodities put options related to the hedge of part of crude oil production (US$ 217 million).

Net finance expense (income) was US$ 2,235 million in 1Q-2018, a 9% decrease (US$ 230 million) when compared to US$ 2,465 million in 1Q-2017, mainly due to:

•	Lower finance expenses (US$ 86 million), mainly due to:
(i)	Lower financing expenses in Brazil, due to pre-payment of debts (US$ 96 million).

Lower foreign exchange and inflation indexation charges (US$ 102 million) generated by:

(i)

Foreign exchange gains of US$ 54 million driven by the impact of a 0.5% depreciation of the Brazilian Real against the U.S. dollar over the average positive exposure in U.S. dollar in 1Q-2018, compared to the foreign exchange losses of US$ 63 million due to the 2.8% appreciation of the Brazilian Real against the U.S. dollar over the average negative exposure in U.S. dollar in 1Q-2017 (US$ 117 million);

(ii)

Foreign exchange gains of US$ 48 million driven by the impact of a 3.7% depreciation of the U.S. dollar against the Pound Sterling over the net positive exposure in Pound Sterling in 1Q-2018, compared to the foreign exchange losses of US$ 20 million due to the 1.2% depreciation on the net debt in 1Q-2017 (US$ 68 million);

(iii)

Foreign exchange losses of US$ 110 million driven by the impact of a 2.4% depreciation of the U.S. dollar against the Euro on the Company’s net debt in 1Q-2018, compared to the foreign exchange losses of US$ 94 million driven by the impact of a 1.4% depreciation on the Company’s net debt in Euro in 1Q-2017 (US$ 16 million); and

(iv)	Higher reclassification of cumulative foreign exchange variation expense from Shareholders’ Equity to Net Income due to occurred exports designated for cash flow hedge accounting (US$ 46 million).

Positive results in equity-accounted investments of US$ 158 million in 1Q-2018, a 19% decrease (US$ 37 million) compared to US$ 195 million in 1Q-2017, mainly due to the result in associates of the petrochemical sector.

Income taxes expenses were US$ 1,219 million in 1Q-2018, a 65% increase compared to US$ 737 million in 1Q-2017, as a result of higher taxable income of the period. For more information about income taxes expenses. See Note 19.6 to the unaudited Company´s interim consolidated financial statements.

Loss related to non-controlling interests were US$ 51 million in 1Q-2018, a decrease of 55% in comparison with US$ 114 million in 1Q-2017, mainly reflecting the impact of the foreign exchange depreciation of the Brazilian Real on debt of structured entities in U.S. dollars, partially offset by the positive result of BR Distribuidora.

* For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of 1Q-2018”.

Exploration & Production Summary financial information and Main Indicators

	US$ million
	Jan-Mar
	2018	2017	(%)
Sales revenues	12,550	10,572	19
Brazil	12,296	10,330	19
Abroad	254	242	5
Gross profit	5,121	3,758	36
Brazil	4,995	3,665	36
Abroad	126	93	35
Operating expenses	263	(614)	143
Brazil	314	(575)	155
Abroad	(51)	(39)	(31)
Operating income (loss)	5,384	3,144	71
Brazil	5,309	3,090	72
Abroad	75	54	39
Net income (Loss) attributable to the shareholders of Petrobras	3,556	2,067	72
Brazil	3,505	2,021	73
Abroad	51	46	11
Adjusted EBITDA of the segment *	6,984	5,669	23
Brazil	6,825	5,521	24
Abroad	159	148	7
EBITDA margin of the segment (%)*	56	54	2
Capital expenditures * of the segment	2,757	2,930	(6)

Average Brent crude (US$/bbl)	66.76	53.78	24

Sales price - Brazil
Crude oil (US$/bbl)	62.27	50.70	23
Sales price - Abroad
Crude oil (US$/bbl)	60.18	46.21	30
Natural gas (US$/bbl)	25.01	19.73	27
Crude oil and NGL production (Mbbl/d)	2,146	2,248	(5)
Brazil	2,085	2,182	(4)
Abroad	40	42	(5)
Non-consolidated production abroad	21	24	(13)
Natural gas production (Mbbl/d)	534	557	(4)
Brazil	497	501	(1)
Abroad	37	56	(34)
Total production	2,680	2,805	(4)

Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.51	10.83	6
including production taxes	23.58	20.38	16

Lifting cost – abroad without production taxes (US$/barrel)	4.91	4.56	8

Production taxes - Brazil	2,457	1,972	25
Royalties	1,143	993	15
Special participation charges	1,300	964	35
Rental of areas	14	15	(7)
Production taxes - Abroad	5	10	(50)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

III. RESULT BY BUSINESS SEGMENT*

a) EXPLORATION & PRODUCTION (E&P)

1Q-2018 x 1Q-2017

Gross Profit

Gross profit rose due to higher oil prices, partially offset by the reduction of production and increase in production taxes.

Operating income and expense

Operating income was higher due to increase in gross profit and to gains with the sale of Exploration & Production assets (Lapa, Iara and Carcará).

Operating Performance

Production

Crude oil, NGL and natural gas production reduced, mainly due to the end of the Extended Well Test of Buzios field, the maintenance stoppage of Floting Production Storage and Offloading (FPSO) unit Capixaba, the sale of Lapa field and the stop of production in P-25 wells.

Lifting Cost

Lifting cost increased mainly as a result of the drop in production and well interventions.

Additionally, higher production taxes were caused by rise in oil prices.

* Biofuels and Corporate segments are disclosed only in segment information tables.

Refining, Transportation and Marketing Summary financial information and Main Indicators

	US$ million
	Jan-Mar
	2018	2017	(%)
Sales revenues	17,060	17,147	(1)
Brazil (includes trading operations abroad)	17,698	17,455	1
Abroad	727	306	138
Eliminations	(1,365)	(614)	(122)
Gross profit	1,904	2,346	(19)
Brazil	1,912	2,362	(19)
Abroad	(8)	(16)	50
Operating expenses	(731)	(675)	(8)
Brazil	(723)	(657)	(10)
Abroad	(8)	(18)	56
Operating income (loss)	1,173	1,671	(30)
Brazil	1,190	1,705	(30)
Abroad	(17)	(34)	50
Net income (loss) attributable to the shareholders of Petrobras	943	1,291	(27)
Brazil	953	1,314	(27)
Abroad	(10)	(23)	57
Adjusted EBITDA of the segment *	1,808	2,296	(21)
Brazil	1,810	2,317	(22)
Abroad	(2)	(21)	90
EBITDA margin of the segment (%)*	11	13	(2)
Capital expenditures * of the segment	182	257	(29)
Domestic basic oil products price (US$/bbl)	78.78	72.42	9
Imports (Mbbl/d)	179	290	(38)
Crude oil import	82	93	(12)
Diesel import	−	−
Gasoline import	3	13	(77)
Other oil product import	94	184	(49)
Exports (Mbbl/d)	686	779	(12)
Crude oil export	496	609	(19)
Oil product export	190	170	12
Exports (imports), net	507	489	4

Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,679	1,811	(7)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	72	77	(5)
Feedstock processed (excluding NGL)	1,569	1,681	(7)
Feedstock processed	1,623	1,725	(6)
Domestic crude oil as % of total feedstock processed	94	95	(1)
Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	109	56	95
Output of oil products	102	59	73
Reference feedstock	100	100	−
Refining plants utilization factor (%)	101	55	46
Refining cost - Brazil
Refining cost (US$/barrel)	2.96	3.04	(3)

Refining cost - Abroad (US$/barrel)	4.55	5.22	(13)

Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	586	648	(10)
Gasoline	396	469	(16)
Fuel oil	50	57	(13)
Naphtha	97	165	(41)
LPG	217	223	(3)
Jet fuel	122	114	7
Others	179	184	(3)
Total domestic oil products (Mbbl/d)	1,648	1,860	(11)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

b) REFINING, TRANSPORTATION AND MARKETING (RTM)

1Q-2018 x 1Q-2017

Gross Profit

Gross profit decreased mainly due to the decrease in diesel and gasoline margins, influenced by rise in crude oil costs, as well as reduction in oil products sales volume in the domestic market, mainly gasoline, due to higher ethanol market penetration.

Operating Income and expense

Operating income decreased due to the lower gross profit.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports decreased as a result of reduction in production.

The increase in net oil products exports is due to lower imports, especially of naphtha and gasoline, and increase in diesel exports as a consequence of the reduction in domestic sales.

Refining Operations

Processed feedstock was lower, mainly due to increase in imports by third parties and, for gasoline, loss of market to ethanol.

Refining Cost

Refining cost was lower mainly reflecting foreign translation effects.

Gas & Power Summary financial information and Main Indicators

	US$ million
	Jan-Mar
	2018	2017	(%)
Sales revenues	2,836	2,449	16
Brazil	2,828	2,442	16
Abroad	8	7	14
Gross profit	1,038	777	34
Brazil	1,037	775	34
Abroad	1	2	(50)
Operating expenses	(794)	(282)	(182)
Brazil	(791)	(279)	(184)
Abroad	(3)	(3)	−
Operating income (loss)	244	495	(51)
Brazil	246	496	(50)
Abroad	(2)	(1)	(100)
Net income (Loss) attributable to the shareholders of Petrobras	148	325	(54)
Brazil	154	319	(52)
Abroad	(6)	6	(200)
Adjusted EBITDA of the segment *	406	718	(43)
Brazil	407	718	(43)
Abroad	(1)	−	-
EBITDA margin of the segment (%) *	14	29	(15)

Capital expenditures * of the segment	65	424	(85)

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	903	759	19
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)
Generation of electricity - average MW	1,966	2,017	(3)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	57	50	16
Domestic natural gas available (Mbbl/d)	324	330	(2)
Imports of LNG (Mbbl/d)	151	16	844
Imports of natural gas (Mbbl/d)	140	118	19

*88

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

c) GAS & POWER (G&P)

1Q-2018 x 1Q-2017

Gross Profit

Gross profit increased due to growth of natural gas sales, at higher prices.

Operating income and expense

Operating income decreased due to the higher sales expenses as a consequence of the sale of Company’s interest in NTS in the 2Q17 and of the increase in the impairment of trade and other receivables of the electrical sector.

Operating Performance

Physical and Financial Indicators

There were higher imports of LNG and natural gas from Bolivia due to the increase in sales to the thermoelectric and non-thermoelectric segments.

The thermoelectric generation remained stable. Mild temperatures contributed to the decrease of the dispatch for electric reason while the higher difference settlement price influenced the increase in merit generation.

Distribution Summary financial information and Main Indicators

	US$ million
	Jan-Mar
	2018	2017	(%)
Sales revenues	7,220	6,649	9
Brazil	6,858	6,308	9
Abroad	362	341	6
Gross profit	485	491	(1)
Brazil	456	462	(1)
Abroad	29	29	−
Operating expenses	(318)	(313)	(2)
Brazil	(299)	(296)	(1)
Abroad	(19)	(17)	(12)
Operating income (loss)	167	178	(6)
Brazil	159	166	(4)
Abroad	8	12	(33)
Net Income (Loss) attributable to the shareholders of Petrobras	83	118	(30)
Brazil	78	110	(29)
Abroad	5	8	(38)
Adjusted EBITDA of the segment*	204	217	(6)
Brazil	191	201	(5)
Abroad	13	16	(19)
EBITDA margin of the segment (%)*	3	3	−

Capital expenditures* of the segment	26	23	13

Sales Volumes - Brazil (Mbbl/d)
Diesel	288	285	1
Gasoline	170	190	(12)
Fuel oil	38	45	(16)
Jet fuel	54	53	2
Others	75	85	(12)
Total domestic oil products	625	658	(5)

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

d) DISTRIBUTION

1Q-2018 x 1Q-2017

Gross Profit

The decrease in gross profit was due to the foreign exchange translation effects, partially offset by the increase in the average margins as a result of the economic activity improvement in Brazil, which was, however, still not totally reflected in the sales volumes gains.

Operating income and expense

The decrease in operating income reflected the provisioning for expenses with the 2016 voluntary separation plan, which was resumed.

IV. Liquidity and Capital Resources

	U.S.$ million
	Jan-Mar
	2018	2017
Adjusted cash and cash equivalents* at the beginning of period	24,404	21,989
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,885)	(784)
Cash and cash equivalents at the beginning of period	22,519	21,205
Net cash provided by (used in) operating activities	6,849	7,384
Net cash provided by (used in) investing activities	197	(2,626)
Acquisition of PP&E and intangibles assets	(3,058)	(3,187)
Investments in investees	(7)	(11)
Proceeds from disposal of assets - Divestment	2,313	596
Divestment (Investment) in marketable securities	728	(88)
Dividends received	221	64
(=) Net cash provided by operating and investing activities	7,046	4,758
Net financings	(9,437)	(6,751)
Proceeds from financing	5,938	4,142
Repayments	(15,375)	(10,893)
Dividends paid	−	−
Dividends paid to non-controlling interest	−	−
Investments by non-controlling interest	37	(41)
Proceeds from sale of interest without loss of control	−	−
Effect of exchange rate changes on cash and cash equivalents	(199)	42
Cash and cash equivalents at the end of period	19,966	19,213
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,175	918
Adjusted cash and cash equivalents* at the end of period	21,141	20,131
Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	6,849	7,384
Acquisition of PP&E and intangibles assets, investments in investees and dividends received	(2,844)	(3,134)
Free cash flow*	4,005	4,250

As of March 31, 2018, the balance of cash and cash equivalents was US$ 19,966 million and the balance of adjusted cash and cash equivalents was US$ 21,141 million. The resources from cash provided by operating activities of US$ 6,849 million, proceeds from financing of US$ 5,938 million, proceeds from divestments of US$ 2,313 million were used for repayment of financing (and interest payments) and for capital expenditures.

Net cash provided by operating activities decreased to US$ 6,849 million, as a result of the payment of the first installment of the class action settlement and the premium for contracting put options to protect the price of part of the oil production, partially compensated by higher margins of exports and in the domestic market.

Acquisition of PP&E and intangibles assets, investments in investees and dividends received totaled US$ 2,844 million in 1Q-2018 (96% in E&P business segment), a reduction of 9%.

The above mentioned factors led to a decrease of 6% in Free cash flow, which totaled US$ 4,005 million in 1Q-2018.

From January to March 2018, proceeds from financing amounted to US$ 5,938 million, with highlights to: (i) Global notes issued in international capital markets in the amount of US$ 1,962 million, with maturities at 2029; and (ii) funds raised from the domestic and international banking market, with approximately 6.5 years average terms, in the total amount of US$ 3,924 million .

In addition, the Company paid debts (principal and interest) in the total amount of US$ 15,375 million, mainly attributable to: (i) repurchase of US$ 5,833 million of Petrobras’s existing series of global notes with maturities between 2019 and 2021, with premium paid to bond holders amounting to US$ 420 million; (ii) pre-payment of banking loans in the amount of US$ 6,292 million with national and international banks; and (iii) pre-payment of debt with BNDES (US$ 245 million).

Repayments of principal and interest totaled US$ 15,375 million in 1Q-2018 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2018	2019	2020	2021	2022	2023 and thereafter	Balance at March 31, 2018	Balance at December 31, 2017
Principal	2,234	2,929	8,339	8,800	18,005	63,229	103,536	110,530
Interest	4,402	5,882	5,590	5,134	4,469	36,007	61,485	60,728
Total	6,636	8,811	13,929	13,934	22,474	99,236	165,021	171,258

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

V. Consolidated debt

As of March 31, 2018, the total debt in U.S. dollars decreased 6% when compared to December 31, 2017. The net debt in U.S. dollars reduced 4% when compared to December 31, 2017, mainly as a result of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of US$ 26 million and US$ 202 million as of March 31, 2018, respectively (US$ 25 million and US$ 204 million on December 31, 2017).

The weighted average maturity of outstanding debt reached 9.26 years as of March 31, 2018 (compared to 8.62 years as of December 31, 2017).The Average interest rate increased from 6,1% in December 31, 2017 to 6,2% in March, 2018.

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.53 as of December 31, 2017 to 3.40 as of March 31, 2018. The ratio between net debt and the LTM OCF reduced from 3.20 as of December 31, 2017 to 3.11 as of March 31, 2018.

	U.S.$ million
	03.31.2018	12.31.2017	Δ%
Current debt	4,656	7,026	(34)
Non-current debt	97,932	102,249	(4)
Total	102,588	109,275	(6)
Cash and cash equivalents	19,966	22,519	(11)
Government securities and time deposits (maturity of more than 3 months)	1,175	1,885	(38)
Adjusted cash and cash equivalents *	21,141	24,404	(13)
Net debt *	81,447	84,871	(4)
Net debt/(net debt+shareholders' equity) - Leverage *	49%	51%	(2)
Total net liabilities *	226,815	226,962	−
(Net third parties capital / total net liabilities)	63%	64%	(1)
Net debt/LTM Adjusted EBITDA ratio *	3.40	3.53	(4)
Average interest rate (% p.a.)	6.2	6.1	1
Total debt net of cash and cash equivalents/ LTM OCF ratio*	3.11	3.20	(3)
Weighted average maturity of outstanding debt (years)	9.26	8.62	0.64

	US$ million
	03.31.2018	12.31.2017	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	50,346	53,492	(6)
Fixed rate debt	52,014	55,554	(6)
Total	102,360	109,046	(6)
Currency
Reais	20,759	21,505	(3)
US Dollars	74,922	79,687	(6)
Euro	4,118	5,373	(23)
Other currencies	2,561	2,481	3
Total	102,360	109,046	(6)
By maturity
2018	3,700	7,001	(47)
2019	2,807	6,476	(57)
2020	8,183	9,641	(15)
2021	8,653	12,745	(32)
2022	17,960	18,014	−
2023 years on	61,057	55,169	11
Total	102,360	109,046	(6)

**

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA, LTM OCF and Leverage in Glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA and LTM OCF.

ADDITIONAL INFORMATION

VI. Reconciliation of Adjusted EBITDA

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities and is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

This measure is used to calculate the metric Net Debt/ LTM Adjusted EBITDA, which is established in the Business Plan 2018-2022, to support management’s assessment of liquidity and leverage. The Adjusted EBITDA is an alternative performance measure of the Company. This measure is being presented as a supplementary information to the users.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation by other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

	U.S.$ million
	Jan-Mar
	2018	2017	(%)
Net income (loss)	2,196	1,531	43
Net finance income (expenses)	2,235	2,465	(9)
Income taxes	1,219	737	65
Depreciation, depletion and amortization	3,409	3,423	−
EBITDA	9,059	8,156	11
Results in equity-accounted investments	(158)	(195)	19
Impairment	18	(7)	357
Reclassification of cumulative translation adjustment - CTA	−	37	(100)
Gains and losses on disposal/write-offs of assets (*)	(1,005)	39	(2,677)
Adjusted EBITDA	7,914	8,030	(1)
Adjusted EBITDA margin (%)	34	37	(3)

*LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	03.31.2018	12.31.2017	2Q-2017	3Q-2017	4Q-2017	1Q-2018
Net income (loss)	834	169	88	204	(1,654)	2,196
Net finance income (expenses)	9,665	9,895	2,747	2,343	2,340	2,235
Income taxes	2,310	1,828	2,014	49	(972)	1,219
Depreciation, depletion and amortization	13,293	13,307	3,227	3,440	3,217	3,409
EBITDA	26,102	25,199	8,076	6,036	2,931	9,059
Results in equity-accounted investments	(636)	(673)	(191)	(138)	(149)	(158)
Impairment	1,216	1,191	71	46	1,081	18
Reclassification of cumulative translation adjustment - CTA	−	37	−	−	−	−
Gains and losses on disposal/write-offs of assets*	(2,759)	(1,715)	(2,022)	131	137	(1,005)
Adjusted EBITDA	23,923	24,039	5,934	6,075	4,000	7,914
Income taxes	(2,310)	(1,828)	(2,014)	(49)	972	(1,219)
Allowance (reversals) for impairment of trade and others receivables	847	708	455	182	73	137
Trade and other receivables, net	(901)	(978)	(351)	(904)	(204)	558
Inventories	(1,074)	(336)	(121)	48	(649)	(352)
Trade payables	566	(62)	282	682	20	(418)
Deferred income taxes, net	187	467	1,214	(221)	(1,001)	195
Taxes payable	2,285	2,153	1,009	572	561	143
Others	3,054	2,949	(300)	1,208	2,255	(109)
Net cash provided by operating activities -OCF	26,577	27,112	6,108	7,593	6,027	6,849

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

VII. Foreign exchange translation effects on results of operations of 1Q-2018

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the results of operations in Brazilian Real were translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian Real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian Real depreciates against the U.S. dollar, as it did in 1Q-2018, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 2018, the results on a constant currency basis were computed by converting the 1Q-2018 results from Brazilian Real into U.S. dollars based on the same average exchange rates used in 1Q-2017 (3.1451).

The amounts and respective variations presented in constant currency are not measures defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Mar				Jan-Mar 2018
			Variation				Variation*

	U.S.$ million				U.S.$ million
	2018	2017	∆	∆%	Foreign exchange translation effects	Results on a constant currency basis	∆	∆%
Sales revenues	22,958	21,737	1,221	6	(717)	23,675	1,938	9
Cost of sales	(14,704)	(14,174)	(530)	(4)	459	(15,163)	(989)	(7)
Gross profit	8,254	7,563	691	9	(258)	8,513	949	13
Selling expenses	(1,273)	(760)	(513)	(68)	40	(1,313)	(553)	(73)
General and administrative expenses	(660)	(733)	73	10	21	(681)	52	7
Exploration costs	(136)	(94)	(42)	(45)	5	(141)	(47)	(50)
Research and development expenses	(153)	(107)	(46)	(43)	4	(157)	(50)	(47)
Other taxes	(148)	(92)	(56)	(61)	5	(153)	(61)	(66)
Other income and expenses	(392)	(1,239)	847	68	12	(404)	835	67
Operating income	5,492	4,538	954	21	(171)	5,664	1,125	25
Net finance income (expense)	(2,235)	(2,465)	230	9	69	(2,304)	161	7
Results in equity-accounted investments	158	195	(37)	(19)	(4)	162	(33)	(17)
Income before income taxes	3,415	2,268	1,147	51	(106)	3,523	1,253	55
Income taxes	(1,219)	(737)	(482)	(65)	39	(1,258)	(521)	(71)
Net income	2,196	1,531	665	43	(67)	2,265	732	48

* Variation after isolating foreign exchange translation effects between periods used for translation.

UNAUDITED FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	Jan-Mar
	2018	2017
Sales revenues	22,958	21,737
Cost of sales	(14,704)	(14,174)
Gross profit	8,254	7,563

Selling expenses	(1,273)	(760)
General and administrative expenses	(660)	(733)
Exploration costs	(136)	(94)
Research and development expenses	(153)	(107)
Other taxes	(148)	(92)
Other income and expenses	(392)	(1,239)
	(2,762)	(3,025)
Operating income (loss)	5,492	4,538
Finance income	339	297
Finance expenses	(1,804)	(1,890)
Foreign exchange gains (losses) and inflation indexation charges	(770)	(872)
Net finance income (expense)	(2,235)	(2,465)
Results in equity-accounted investments	158	195
Income (loss) before income taxes	3,415	2,268
Income taxes	(1,219)	(737)
Net income (loss)	2,196	1,531
Net income (loss) attributable to:
Shareholders of Petrobras	2,145	1,417
Non-controlling interests	51	114
	2,196	1,531

UNAUDITED FINANCIAL STATEMENTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	03.31.2018	12.31.2017

Current assets	43,750	47,131
Cash and cash equivalents	19,966	22,519
Marketable securities	1,175	1,885
Trade and other receivables, net	4,703	4,972
Inventories	8,834	8,489
Recoverable taxes	2,507	2,437
Assets classified as held for sale	3,504	5,318
Other current assets	3,061	1,511
Non-current assets	204,206	204,235
Long-term receivables	21,756	21,450
Trade and other receivables, net	4,851	5,175
Marketable securities	63	64
Judicial deposits	6,100	5,582
Deferred taxes	3,455	3,438
Other tax assets	3,030	3,075
Advances to suppliers	987	1,032
Other non-current assets	3,270	3,084
Investments	3,813	3,795
Property, plant and equipment	176,288	176,650
Intangible assets	2,349	2,340
Total assets	247,956	251,366

LIABILITIES	U.S.$ million
	03.31.2018	12.31.2017
Current liabilities	23,504	24,948
Trade payables	5,424	5,767
Finance debt and Finance lease obligations	4,656	7,026
Taxes payable	4,736	4,847
Payroll and related charges	1,480	1,309
Pension and medical benefits	897	844
Provisions for legal proceedings	3,242	2,256
Liabilities related to assets classified as held for sale	148	391
Other current liabilities	2,921	2,508
Non-current liabilities	140,887	144,916
Finance debt and Finance lease obligations	97,932	102,249
Income taxes payable	677	671
Deferred taxes	1,687	1,196
Pension and medical benefits	21,243	20,986
Provisions for legal proceedings	3,973	4,770
Provision for decommissioning costs	14,180	14,143
Other non-current liabilities	1,195	901
Shareholders' equity	83,565	81,502
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(25,278)	(27,299)
Non-controlling interests	1,742	1,700
Total liabilities and shareholders' equity	247,956	251,366

UNAUDITED FINANCIAL STATEMENTS

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Mar
	2018	2017
Net income (loss)	2,196	1,531
(+) Adjustments for:	4,653	5,853
Depreciation, depletion and amortization	3,409	3,423
Foreign exchange, indexation and finance charges	2,656	2,497
Results in equity-accounted investments	(158)	(195)
Reclassification of cumulative translation adjustment and other comprehensive income	−	59
Revision and unwinding of discount on the provision for decommissioning costs	183	192
Allowance (reversals) for impairment of trade and others receivables	137	(2)
Gains and losses on disposal / write-offs of assets	(1,005)	39
Deferred income taxes, net	195	475
Exploratory expenditures write-offs	8	8
Impairment of assets	18	(7)
Inventory write-down to net realizable value	18	23
Pension and medical benefits (actuarial expense)	599	692
Judicial deposits	(528)	(302)
Inventories	(352)	386
Trade and other receivables, net	558	481
Trade payables	(418)	(1,046)
Pension and medical benefits	(204)	(156)
Taxes payable	596	95
Other assets and liabilities	(606)	(725)
Income taxes paid	(453)	(84)
(=) Net cash provided by (used in) operating activities	6,849	7,384
(-) Net cash provided by (used in) investing activities	197	(2,626)
Acquisition of PP&E and intangibles assets	(3,058)	(3,187)
Investments in investees	(7)	(11)
Proceeds from disposal of assets - Divestment	2,313	596
Divestment (Investment) in marketable securities	728	(88)
Dividends received	221	64
(=) Net cash provided by operating and investing activities	7,046	4,758
Proceeds from financing	5,938	4,142
Repayment of principal	(13,524)	(9,223)
Repayment of interest	(1,851)	(1,670)
Investments by non-controlling interest	37	(41)
(-) Net cash provided by (used in) financing activities	(9,400)	(6,792)
Effect of exchange rate changes on cash and cash equivalents	(199)	42
(=) Net increase (decrease) in cash and cash equivalents in the period	(2,553)	(1,992)
Cash and cash equivalents at the beginning of period	22,519	21,205
Cash and cash equivalents at the end of period	19,966	19,213

SEGMENT INFORMATION

Consolidated Income by Segment – 1Q-2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	12,550	17,060	2,836	68	7,220	−	(16,776)	22,958
Intersegments	12,029	3,738	850	62	97	−	(16,776)	−
Third parties	521	13,322	1,986	6	7,123	−	−	22,958
Cost of sales	(7,429)	(15,156)	(1,798)	(64)	(6,735)	−	16,478	(14,704)
Gross profit	5,121	1,904	1,038	4	485	−	(298)	8,254
Expenses	263	(731)	(794)	(6)	(318)	(1,166)	(10)	(2,762)
Selling expenses	(22)	(445)	(566)	−	(233)	1	(8)	(1,273)
General and administrative expenses	(75)	(106)	(38)	(5)	(62)	(374)	−	(660)
Exploration costs	(136)	−	−	−	−	−	−	(136)
Research and development expenses	(104)	(3)	(4)	−	−	(42)	−	(153)
Other taxes	(50)	(25)	(11)	(1)	(7)	(54)	−	(148)
Other income and expenses	650	(152)	(175)	−	(16)	(697)	(2)	(392)
Operating income (loss)	5,384	1,173	244	(2)	167	(1,166)	(308)	5,492
Net finance income (expense)	−	−	−	−	−	(2,235)	−	(2,235)
Results in equity-accounted investments	−	137	23	(2)	−	−	−	158
Income (loss) before income taxes	5,384	1,310	267	(4)	167	(3,401)	(308)	3,415
Income taxes	(1,830)	(399)	(83)	1	(57)	1,044	105	(1,219)
Net income (loss)	3,554	911	184	(3)	110	(2,357)	(203)	2,196
Net income (loss) attributable to:
Shareholders of Petrobras	3,556	943	148	(3)	83	(2,379)	(203)	2,145
Non-controlling interests	(2)	(32)	36	−	27	22	−	51
	3,554	911	184	(3)	110	(2,357)	(203)	2,196

Consolidated Income by Segment – 1Q-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	10,572	17,147	2,449	52	6,649	−	(15,132)	21,737
Intersegments	10,216	4,058	704	50	104	−	(15,132)	−
Third parties	356	13,089	1,745	2	6,545	−	−	21,737
Cost of sales	(6,814)	(14,801)	(1,672)	(57)	(6,158)	−	15,328	(14,174)
Gross profit	3,758	2,346	777	(5)	491	−	196	7,563
Expenses	(614)	(675)	(282)	1	(313)	(1,162)	20	(3,025)
Selling expenses	(32)	(438)	(75)	(1)	(238)	2	22	(760)
General and administrative expenses	(78)	(117)	(53)	(7)	(68)	(410)	−	(733)
Exploration costs	(94)	−	−	−	−	−	−	(94)
Research and development expenses	(52)	(3)	(4)	−	−	(48)	−	(107)
Other taxes	(10)	(18)	(20)	(3)	(6)	(35)	−	(92)
Other income and expenses	(348)	(99)	(130)	12	(1)	(671)	(2)	(1,239)

Operating income (loss)	3,144	1,671	495	(4)	178	(1,162)	216	4,538
Net finance income (expense)	−	−	−	−	−	(2,465)	−	(2,465)
Results in equity-accounted investments	11	173	28	(17)	−	−	−	195
Income (loss) before income taxes	3,155	1,844	523	(21)	178	(3,627)	216	2,268
Income taxes	(1,069)	(568)	(168)	1	(60)	1,200	(73)	(737)
Net income (loss)	2,086	1,276	355	(20)	118	(2,427)	143	1,531
Net income (loss) attributable to:
Shareholders of Petrobras	2,067	1,291	325	(20)	118	(2,507)	143	1,417
Non-controlling interests	19	(15)	30	−	−	80	−	114
	2,086	1,276	355	(20)	118	(2,427)	143	1,531

Other Income and Expenses by Segment – 1Q-2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(417)	−	(417)
Gains / (losses) related to legal, administrative and arbitration proceedings	(25)	(50)	(117)	−	(24)	(176)	−	(392)
Unscheduled stoppages and pre-operating expenses	(201)	(6)	(31)	−	−	(1)	−	(239)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(217)	−	(217)
Profit sharing	(59)	(29)	(5)	−	−	(46)	−	(139)
Institutional relations and cultural projects	−	(1)	−	−	(2)	(32)	−	(35)
Health, safety and environment	(12)	(4)	−	−	−	(9)	−	(25)
Operating expenses with thermoelectric power plants	−	−	(25)	−	−	−	−	(25)
Impairment	−	(18)	−	−	−	−	−	(18)
Allowance for impairment of other receivables	(2)	(1)	1	−	−	(5)	−	(7)
Voluntary Separation Incentive Plan - PIDV	(1)	−	−	−	(6)	−	−	(7)
Amounts recovered from Lava Jato investigation	−	−	−	−	−	1	−	1
Expenses/Reimbursements from E&P partnership operations	56	−	−	−	−	−	−	56
Gains / (losses) on disposal/write-offs of assets (*)	951	(1)	7	−	−	48	−	1,005
Others	(57)	(42)	(5)	−	16	157	(2)	67
	650	(152)	(175)	−	(16)	(697)	(2)	(392)

Other Income and Expenses by Segment – 1Q-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(487)	−	(487)
Gains / (losses) related to legal, administrative and arbitration proceedings	(32)	(43)	(228)	−	(26)	(70)	−	(399)
Unscheduled stoppages and pre-operating expenses	(412)	(9)	(11)	−	−	−	−	(432)
Profit sharing	(34)	(17)	(3)	−	−	(34)	−	(88)
Institutional relations and cultural projects	−	−	−	−	(7)	(44)	−	(51)
Health, safety and environment	(2)	1	(1)	−	−	(11)	−	(13)
Operating expenses with thermoelectric power plants	−	−	(24)	−	−	−	−	(24)
Impairment	−	7	−	−	−	−	−	7
Allowance for impairment of other receivables	(26)	(6)	−	−	−	(3)	−	(35)
Voluntary Separation Incentive Plan - PIDV	37	(28)	56	−	7	15	−	87
Expenses/Reimbursements from E&P partnership operations	92	−	−	−	−	−	−	92
Gains / (losses) on disposal/write-offs of assets (*)	(20)	(25)	1	3	1	1	−	(39)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(37)	−	(37)
Others	49	21	80	9	24	(1)	(2)	180
	(348)	(99)	(130)	12	(1)	(671)	(2)	(1,239)

* It primarily comprises the gain on the sale of Iara and Lapa fields and the contingent payment received relating to the sale of exploratory block BM-S-8.

Consolidated Assets by Segment – 03.31.2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	144,517	50,149	17,417	193	5,906	35,211	(5,437)	247,956

Current assets	7,175	11,892	1,560	63	2,775	25,475	(5,190)	43,750
Non-current assets	137,342	38,257	15,857	130	3,131	9,736	(247)	204,206
Long-term receivables	7,853	3,319	1,561	3	1,070	8,151	(201)	21,756
Investments	1,230	1,654	882	40	1	6	−	3,813
Property, plant and equipment	126,766	33,085	13,129	87	1,842	1,425	(46)	176,288
Operating assets	91,953	28,915	10,390	83	1,605	1,184	(46)	134,084
Assets under construction	34,813	4,170	2,739	4	237	241	−	42,204
Intangible assets	1,493	199	285	−	218	154	−	2,349

Consolidated Assets by Segment – 12.31.2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	144,619	51,066	18,555	190	6,121	36,746	(5,931)	251,366

Current assets	7,575	12,670	1,811	64	2,961	27,472	(5,422)	47,131
Non-current assets	137,044	38,396	16,744	126	3,160	9,274	(509)	204,235
Long-term receivables	7,619	3,330	2,395	4	1,074	7,489	(461)	21,450
Investments	1,429	1,492	830	33	5	6	−	3,795
Property, plant and equipment	126,487	33,400	13,231	89	1,862	1,629	(48)	176,650
Operating assets	91,386	29,217	10,580	85	1,603	1,306	(48)	134,129
Assets under construction	35,101	4,183	2,651	4	259	323	−	42,521
Intangible assets	1,509	174	288	−	219	150	−	2,340

Adjusted EBITDA by Segment

The Adjusted EBITDA by Segment is an alternative performance measure of each segment of the Company. This measure is being presented as a supplementary information to the users, may not be comparable to other companies and should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS.

Reconciliation of Consolidated Adjusted EBITDA by Segment – 1Q-2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	3,554	911	184	(3)	110	(2,357)	(203)	2,196
Net finance income (expenses)	−	−	−	−	−	2,235	−	2,235
Income taxes	1,830	399	83	(1)	57	(1,044)	(105)	1,219
Depreciation, depletion and amortization	2,551	616	169	1	37	35	−	3,409
EBITDA	7,935	1,926	436	(3)	204	(1,131)	(308)	9,059
Results in equity-accounted investments	−	(137)	(23)	2	−	−	−	(158)
Impairment	−	18	−	−	−	−	−	18
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets**	(951)	1	(7)	−	−	(48)	−	(1,005)
Adjusted EBITDA*	6,984	1,808	406	(1)	204	(1,179)	(308)	7,914

Reconciliation of Consolidated Adjusted EBITDA by Segment – 1Q-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	2,086	1,276	355	(20)	118	(2,427)	143	1,531
Net finance income (expenses)	−	−	−	−	−	2,465	−	2,465
Income taxes	1,069	568	168	(1)	60	(1,200)	73	737
Depreciation, depletion and amortization	2,505	607	224	1	40	46	−	3,423
EBITDA	5,660	2,451	747	(20)	218	(1,116)	216	8,156
Results in equity-accounted investments	(11)	(173)	(28)	17	−	−	−	(195)
Impairment	−	(7)	−	−	−	−	−	(7)
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets**	20	25	(1)	(3)	(1)	(1)	−	39
Adjusted EBITDA*	5,669	2,296	718	(6)	217	(1,080)	216	8,030

* See definition of Adjusted EBITDA in glossary.

** Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR – Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents – Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin – Adjusted EBITDA divided by sales revenues.

ANP – Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share – Calculated based on the weighted average number of shares.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Consolidated Structured Entities – Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Domestic crude oil sales price – Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production – Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) – Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow – Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards – IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost – Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards – IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment – Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF – Net Cash provided by (used in) operating activities (operating cash flow)

Operating indicators – Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin – Operating income (loss) over sales revenues.

PLD (differences settlement price) – Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing – Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) – Feedstock processed (excluding NGL) divided by the reference feedstock.

Total net liabilities – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer